UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 10, 2015

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Amec Foster Wheeler plc (the 'Company')

10 March 2015

Notification of transactions by an executive director and other persons discharging managerial responsibilities ('PDMRs')

Pursuant to our obligations under Disclosure Rule 3.1.4(R), we hereby advise that we were notified on 9 March 2015 of the following exercise of options under the Sharesave Plan, and the automatic vesting of share awards that were granted as replacement awards under the Foster Wheeler AG Omnibus Plan ('Omnibus Plan').

Director/PDMR	Plan name	Number of options exercised / shares vested net of withholding	Option exercise / vesting date	Option price / share price on vesting
Samir Brikho Roberto Penno Gary Nedelka	Sharesave Omnibus Plan Omnibus Plan	1,335 5,969 7,935	9 March 2015 8 March 2015 8 March 2015	674p 912p 912p

Following the above transactions, their share interests in the Company are as follows:

Samir Brikho holds 1,896,017 ordinary shares, which represents 0.49 per cent of the voting rights in the Company.  He also has an interest in 631,659 Restricted Shares in the Performance Share Plan, 1,032 shares under the Sharesave Plan and 35,777 vested but unexercised options (including dividend equivalents) with an eighteen month exercise period from vesting.

Roberto Penno holds 26,798 ordinary shares (13,331 of which are held as American Depository Receipts), which represents 0.01 per cent of the voting rights in the Company.  He also has an interest in 95,321 restricted shares granted as replacement awards under the Omnibus Plan.

Gary Nedelka holds 25,265 ordinary shares (17,330 of which are held as American Depository Receipts), which represents 0.01 per cent of the voting rights in the Company.  He also has an interest in 96,159 restricted shares granted as replacement awards under the Omnibus Plan.

Kim Hand
Senior Assistant Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 March 2015
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary